Exhibit 2.1

BINDING

SUMMARY TERM SHEET

December 30, 2020

Mr. Sassoon M. Peress

CEO

iSun Energy LLC

4710 St-Ambroise Street

Unit 242

Montreal, Quebec H4C2C7

Canada

Dear Sass:

We are very pleased to submit a binding summary term sheet relating to the acquisition of iSun Energy LLC, a Delaware limited liability company (‘iSun”) by The Peck Company Holdings, Inc., a Delaware corporation (“PECK”). PECK, iSun, Sassoon M. Peress (“Peress”) and Renewz Sustainable Solutions, Inc., a Canadian corporation (“Renewz”) are together referred to as the “parties”. Upon execution of this Term Sheet, counsel to PECK will draft the definitive transaction documents (the “Definitive Agreements”) in order to consummate this Transaction (“Transaction”).

The Transaction is subject to approval by PECK’s Board of Directors, in their sole discretion (the Approval”).

The provisions of this Term Sheet are binding and it is understood that Term Sheet constitutes a statement of our agreements with respect to the Transaction.

Part A – Business Terms

Merger	Through a statutory merger, iSun will merge with and into a wholly-owned subsidiary of PECK, Peck Mercury, Inc. The Merger shall qualify as a tax-free reorganization under Section 368(a) (1) (B) of the Internal Revenue Code of 1986, as amended. Shares issued in the Merger will be subject to a one-year lockup period after the issuance of such Shares.
Issuance of Shares/Warrants.

In consideration for acquiring 100% ownership interest in iSun, PECK will issue shares of PECK Common Stock (the “Shares”) to Peress, the sole member of iSun as follows:

200,000 Shares on January 8th, 2021 (Closing)

50,000 Shares on January 3rd, 2022

50,000 Shares on January 2nd, 2023

50,000 Shares on January 2nd, 2024

50,000 Shares on January 2nd, 2025

4050 Williston Rd. Ste 511, South Burlington, VT 05403

www.peckcompany.com

In addition, PECK shall issue to Peress Common Stock Purchase Warrants to acquire 100,000 shares of Common Stock at an exercise price equal to $12, 00 per share, exercisable after the closing stock price of PECK’S Common Stock is greater than or equal to $12 per share for 20 trading days in any 30-day period, such Warrants to expire upon the 2nd anniversary of issuance and contain a cashless exercise provision.

In addition, PECK shall issue to Peress Common Stock Purchase Warrants to acquire 100,000 shares of Common Stock at an exercise price of $25.00 per share, exercisable after the closing price of PECK’s Common Stock is greater than or equal to $25 per share for 20 trading days in any 30-day period, such Warrants to expire upon the 3rd anniversary of issuance and contain a cashless exercise provision.

Due Diligence	From and after the date of acceptance of this Term Sheet, iSun will allow PECK and its advisors, full access to the books, accounts, records, tax returns, material contracts and other information, data, documents and materials for the purpose of PECK completing its due diligence reviews.
Closing	January 8, 2021 or as soon thereafter as practicable.
Intellectual Property Assignment	In consideration of the payment of $50,000 by PECK, Peress and Renewsz will irrevocably assign to PECK, all rights to all patented or un-patented, registered or unregistered intellectual property owned them, including, without limitation, the Canadian and United States registration for the mark: “iSun” .
Renewz Consulting Agreement

Renewz will execute a Consulting Agreement with Peck, to provide the services of Peress to include the following terms:

2021 Base Consulting Fee : $175,000

Signing Fee at Closing : $50,000

Annual expense account (car, phone, etc.): $24,000. This includes reasonable driving mileage but no other travel expenses.

Vacation: Three weeks paid vacation each year

Marketing Services Contract

Renewz will provide marketing and other services pursuant to a definitive marketing services contract.

PECK will issue additional Shares to Peress in connection with completion of certain milestones in the following projects:

Energos/Terrascale – 10,000 Shares for each $10,000,000 in invoiced revenue generated, 30,000 additional Shares for achieving $90,000,000 in aggregate invoiced revenue generated. Milestone awards available through December 31, 2023. (120,000 Shares available)

Parking/Infrastructure Fund – 10,000 Shares for each $10,000,000 in invoiced revenue generated, 30,000 additional Shares granted for achieving $90,000,000 in aggregate invoiced revenue generated. Milestone awards available through December 31, 2023. (120,000 Shares available)

4050 Williston Rd. Ste 511, South Burlington, VT 05403

www.peckcompany.com

Part B – Legal Provisions

Execution of Definitive Agreements	PECK and iSun will work diligently and exclusively to consummate the Definitive Agreements by January 8, 2021 (the “Closing Date”).
No Shop	Through January 31, 2021 (the “ Exclusivity Date”), each of iSun, Peress and Renewz agrees it will not, directly or indirectly take any action to solicit, initiate, encourage or assist the submission of any proposal, negotiation or offer from any person or entity with respect to any merger, business combination, issuance of securities, reorganization, tender or exchange offer, or any similar transaction, or the sale or other disposition of a material portion of such party’s assets, and shall notify the other party promptly of any unsolicited inquiries by any third parties in regards to the foregoing.
Termination	This Term Sheet may be terminated by mutual written consent at any time.
Expenses	Each party agrees to bear their own costs/expenses for due diligence and other customary expenses up to and including the Definitive Agreements, the Approval and Closing.
Governing Law	This Summary Term Sheet shall be interpreted and governed by the laws of the State of Delaware.

4050 Williston Rd. Ste 511, South Burlington, VT 05403

www.peckcompany.com

Please indicate your acceptance of the foregoing by executing and returning a copy no later than 5:00 P.M. Eastern Time, on Thursday, December 31, 2020.

Sincerely,		AGREED AND ACCEPTED

The Peck Company Holdings, Inc.		iSun Energy LLC

By:	/s/ Jeffrey Peck	By:	/s/ Sassoon M. Peress

Name:	Jeffrey Peck	Name:	Sassoon M. Peress
Title:	Chief Executive Officer	Title:	Chief Executive Officer (Member)
		Date:	Dec 30, 2020

Renewz Sustainable Solutions, Inc.

By:	/s/ Sassoon M. Peress

Name:	Sassoon M. Peress
Title:	CEO
Date:	Dec 30, 2020

/s/ Sassoon M. Peress
Sassoon M. Peress, Individually
Date:

4050 Williston Rd. Ste 511, South Burlington, VT 05403

www.peckcompany.com